Exhibit 99.1

Vision Marine Technologies and Four Winns Set to Showcase the H2e Electric Bowrider at the Miami International Boat Show

Montreal, Canada, February 6, 2023 - Vision Marine Technologies Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a global leader and innovator within the performance electric recreational boating industry, and Four Winns, a division of Groupe Beneteau (BEN-Euronext) ("Beneteau"), a renowned manufacturer of recreational boats, are proud to announce their participation at the Miami International Boat Show ("MIBS") from February 15-19, 2023.

The companies have submitted their application for the 2023 MIBS Innovation Awards for their 180hp Electric Bowrider, the H2e. "We are thrilled to be a part of this innovative product and can't wait to show it to the world," said Nick Harvey, Vice President of Four Winns & Wellcraft.

Four Winns will launch worldwide the production version of the H2e at the Miami International Boat Show, available in two different locations. The H2e will be on display in the water at the ST 300 J and H, Venetian Marina along the Venetian Causeway with Four Winns, and at Four Winns booth. Four Winns will be accepting deposits and orders.

Vision Marine will also be showcasing the fastest electric boat in the world, the V32 HellKat Powered by Twin application E-Motion Technology Electric Outboards, at Booth MB-1201. The HellKat recently broke the 109 MPH mark at the Lake of the Ozark Shootout 2022, showcasing the company's commitment to advancing electric propulsion technology and the effectiveness of the E-Motion™ Marine Powertrain Technology.

Visitors to the Miami International Boat Show are invited to visit Vision Marine and Four Winns at the Convention Center to see the latest in electric propulsion technology and the capabilities of the H2e and V32 Hellkat.

"We are excited to participate in the Miami International Boat Show and showcase our products and technology to the world," said Alex Mongeon, co-founder & CEO of Vision Marine. "Our partnership with Four Winns has resulted in a truly innovative product, and we look forward to delivering cutting-edge technology to the boating industry."

About Four Winns

For almost 50 years, Four Winns has been building its international reputation as a manufacturer of refined and sophisticated open boats, easily customizable to meet the needs and desires of boat owners worldwide. Four Winns continues to be the American timeless reference in boat building. Founded in Cadillac, Michigan, its iconic image serves as a basis to consistently evolve products and features across all markets by developing style icons perfectly shaped with a love for details. With a deep commitment to a carefree, instinctive boating experience, Four Winns strives to exceed in comfort, convenience, and operation ease – a true reward as soon as one steps on board.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division's 11 brands, offers nearly 180 recreational boat models serving its customers' diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group's Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, the Group employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses its partnership and future plans with Four Winns and the Beneteau brand portfolio, and the integration of its electric powertrains, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine's control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine's periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com